Pampa Energía, an independent company with active participation in Argentina’s electricity and gas value chain, announces the results for the nine-month period and quarter ended on September 30, 2022.

Buenos Aires, November 7, 2022

Stock information

Share capital net of repurchases and reductions
as of November 4, 2022
1,383.6 million common shares/
55.3 million ADS

Market capitalization:
AR$437.9 billion/US$1,434 million

Information about the videoconference

Date and time: Tuesday, November 8
10 AM Eastern Standard Time
12 PM Buenos Aires Time

Access link:

bit.ly/Pampa3Q2022VC

For further information about Pampa

• Email:

investor@pampaenergia.com

• Website for investors:

ri.pampaenergia.com/en

• Argentina’s Securities and Exchange Commission:

www.argentina.gob.ar/cnv

• Securities and Exchange Commission:

sec.gov

Basis of presentation

Pampa’s financial information adopts US$ as functional currency, expressed in AR$ at transactional FX. However, our affiliates, Transener and TGS, report in local currency. Hence, their figures are adjusted by inflation as of September 30, 2022, except for previous periods already reported.

Main results from the quarter[1]

17% year-on-year increase in sales, recording US$507 million[2] in Q3 22, explained by natural gas peak seasonality and higher prices in petrochemicals, Energía Plus and legacy energy, partially offset by the end of PPAs at CTLL’s ST and CTP.

Outstanding operating performance in natural gas and oil production (+20% and +14% year-on-year, respectively).

Pampa's main operational KPIs		Q3 22	Q3 21	Variation
Power	Generation (GWh)	3,767	4,512	-17%
	Gross margin (US$/MWh)	24.2	31.0	-22%

Hydrocarbon	Production (k boe/day)	68,5	57,4	+19%
	Gas over total production	92%	92%	+0%
	Average gas price (US$/MBTU)	4.8	4.4	+9%
	Average oil price (US$/bbl)	70.2	61.6	+14%

Petrochemicals	Volume sold (k ton)	120	129	-7%
	Average price (US$/ton)	1,496	1,118	+34%

5% year-on-year decrease in the adjusted EBITDA[3], recording US$246 million in Q3 22, explained by power generation (-US$36 million) and holding and others (-US$4 million), offset by oil and gas (+US$14 million), and petrochemicals (+US$12 million).

Profit attributable to the Company’s shareholders of US$176 million, 35% higher than Q3 21, mainly due to operating performance plus higher gains from holding financial securities and depreciation over the passive monetary position in AR$, offset by higher income tax charge.

Net debt slightly grew to US$927 million, with a net leverage ratio of 1.3x.

[1] The information is based on FS prepared according to IFRS in force in Argentina. Only continuing operations are considered.

[2] It does not include sales from the affiliates CTBSA, Transener and TGS, which at our ownership account for US$47 million. Greenwind was an affiliate until August 12, 2022, when Pampa fully owned the company and began to consolidate in FS. Under IFRS, affiliates are not consolidated in Pampa, thus shown as ‘Results for participation in joint businesses and associates.’

[3] Consolidated adjusted EBITDA represents the results before financial results, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at our ownership. For further information, see section 3 of this Earnings release.

Pampa Energía ● Earnings release Q3 22 ●	1

Table of contents

Basis of presentation	1
Main results from the quarter	1
1.	Relevant events	3
1.1	Plan Gas.Ar: Time extension and new call for tender	3
1.2	Acquisitions and divestments	3
1.3	Transener and Transba: public hearing for tariff increase	3
1.4	Share capital reduction	3
2.	Financial highlights	4
2.1	Consolidated balance sheet	4
2.2	Consolidated income statement	5
2.3	Cash and financial borrowings	6
3.	Analysis of the Q3 22 results	8
3.1	Reconciliation of consolidated adjusted EBITDA	8
3.2	Analysis of the power generation segment	9
3.3	Analysis of the oil and gas segment	11
3.4	Analysis of the petrochemical segment	13
3.5	Analysis of the holding and others segment	15
3.6	Analysis of the nine-month period, by subsidiary	16
3.7	Analysis of the quarter, by subsidiary and segment	17
4.	Appendix	2
4.1	Power generation’s main operational KPIs	2
4.2	Oil and gas production in the main areas	3
5.	Glossary of terms	3

Pampa Energía ● Earnings release Q3 22 ●	2

1.	Relevant events
1.1	Plan Gas.Ar: Time extension and new call for tender

The Government issued Executive Order No. 730/22 on November 4, 2022, which extends Plan Gas.Ar until December 31, 2028, among other measures. The extension aims to consolidate the baseline production volume of 70 million m3/day awarded in the previous Plan Gas.Ar’s rounds and tender additional volume to tap the new transportation capacity.

Moreover, the Executive Order allows producers to export on ToP even in winter, ranking first those with the most competitive prices and/or largest volume under Plan Gas.Ar, once the domestic market is fulfilled. However, the volume exported by each producer should not exceed 30% of the national authorized export quota or 50% of the committed delivery under Plan Gas.Ar.

Finally, the Government’s provisional compensation payment increases from 75% to 85%, and during excess supply, the delivery volume prioritizes older rounds with the most competitive price.

1.2	Acquisitions and divestments

Acquisition of 50% of Greenwind – change of control

On August 12, 2022, the Pampa Group acquired from its former business partner the indirect stake in Greenwind (representing 50% of its capital stock and votes) for an amount of US$20.5 million. Therefore, the Pampa Group holds full ownership of Greenwind.

Greenwind’s sole asset is PEMC, a wind farm with an installed capacity of 100 MW and a PPA with CAMMESA under RenovAr for 20 years from its commissioning on June 8, 2018. As of June 30, 2022, the net debt of Greenwind amounts to US$65 million.

Sale of Refinor’s stake

On September 15, 2022, Pampa signed an agreement with Hidrocarburos del Norte S.A. to sell its Refinor’s ‘class A’ shares, representing 28.5% of its share capital, for a price of US$5.7 million.

On October 14, 2022, the Company transferred the mentioned shares fulfilling the signed contract. As a result, Pampa received US$1.7 million and a pending payment of US$4 million, financed at an 8% annual rate for one year as from the date of sale.

1.3	Transener and Transba: public hearing for tariff increase

On October 21, 2022, the ENRE called the power transmission utilities, including Transener and Transba, to a public hearing on November 30, 2022, to present the proposals for a transition tariff increase (ENRE Res. No. 539/22).

1.4	Share capital reduction

On October 17, 2022, 2.8 million shares (equivalent to 0.1 million ADR) were canceled, which was previously approved by the shareholders’ meeting on April 27, 2022.

Pampa Energía ● Earnings release Q3 22 ●	3

2.	Financial highlights
2.1	Consolidated balance sheet

Figures in million	As of 9.30.2022		As of 12.31.2021
	AR$	US$ FX 147,32	AR$	US$ FX 102,72
ASSETS
Property, plant and equipment	282,322	1,916	170,390	1,659
Intangible assets	11,028	75	3,956	39
Right-of-use assets	1,207	8	1,231	12
Deferred tax asset	34,719	236	8,675	84
Investments in joint ventures and associates	134,244	911	79,500	774
Financial assets at amortized cost	14,960	102	10,821	105
Financial assets at fair value through profit and loss	4,299	29	2,998	29
Other assets	79	1	61	1
Trade and other receivables	3,540	24	3,379	33
Total non-current assets	486,398	3,302	281,011	2,736

Inventories	24,802	168	15,888	155
Financial assets at amortized cost	1,899	13	537	5
Financial assets at fair value through profit and loss	84,731	575	47,026	458
Derivative financial instruments	177	1	16	0
Trade and other receivables	67,816	460	40,892	398
Cash and cash equivalents	14,259	97	11,283	110
Total current assets	193,684	1,315	115,642	1,126

Assets classified as held for sale	1,816	12	-	-

Total assets	681,898	4,629	396,653	3,861

EQUITY
Equity attributable to owners of the company	322,664	2,190	183,431	1,786

Non-controlling interest	1,217	8	609	6

Total equity	323,881	2,198	184,040	1,792

LIABILITIES
Investments in joint ventures	-	-	386	4
Provisions	21,065	143	14,444	141
Income tax and presumed minimum income tax liabilities	47,823	325	19,287	188
Deferred tax liabilities	7,636	52	-	-
Defined benefit plans	3,597	24	2,419	24
Borrowings	195,733	1,329	139,630	1,359
Trade and other payables	2,648	18	1,340	13
Total non-current liabilities	278,502	1,890	177,506	1,728

Provisions	656	4	560	5
Income tax liabilities	34	0	2,098	20
Taxes payables	5,668	38	2,314	23
Defined benefit plans	395	3	515	5
Salaries and social security payable	4,018	27	2,876	28
Derivative financial instruments	-	-	18	0
Borrowings	41,788	284	8,165	79
Trade and other payables	26,956	183	18,561	181
Total current liabilities	79,515	540	35,107	342

Total liabilities	358,017	2,430	212,613	2,070

Total liabilities and equity	681,898	4,629	396,653	3,861

Pampa Energía ● Earnings release Q3 22 ●	4

2.2	Consolidated income statement

	Nine-month period				Third quarter
Figures in million	2022		2021		2022		2021
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	168,748	1,381	103,740	1,102	69,225	507	42,529	435
Local market sales	136,862	1,114	88,575	942	58,154	426	35,135	359
Foreign market sales	31,886	267	15,165	160	11,071	81	7,394	76
Cost of sales	(104,797)	(865)	(62,652)	(666)	(43,538)	(322)	(27,309)	(280)

Gross profit	63,951	516	41,088	436	25,687	185	15,220	155

Selling expenses	(4,945)	(41)	(1,752)	(18)	(1,587)	(11)	(669)	(6)
Administrative expenses	(12,389)	(101)	(6,301)	(67)	(5,063)	(38)	(2,258)	(23)
Exploration expenses	(23)	-	(50)	-	(8)	-	(6)	-
Other operating income	10,345	79	8,864	92	5,988	43	4,018	42
Other operating expenses	(4,209)	(33)	(4,623)	(50)	(1,577)	(10)	(792)	(8)
Impairment of financial assets	(672)	(5)	(229)	(3)	(153)	(1)	(33)	(1)
Impairment of PPE, int. assets & inventories	(4,260)	(34)	(172)	(2)	124	1	-	-
Results for part. in joint businesses & associates	13,610	100	8,131	85	6,749	43	5,030	51

Operating income	61,408	481	44,956	473	30,160	212	20,510	210

Financial income	597	6	619	7	147	1	282	4
Financial costs	(18,127)	(148)	(14,128)	(151)	(9,333)	(70)	(6,287)	(65)
Other financial results	4,108	33	2,813	29	8,278	68	(118)	-
Financial results, net	(13,422)	(109)	(10,696)	(115)	(908)	(1)	(6,123)	(61)

Profit before tax	47,986	372	34,260	358	29,252	211	14,387	149

Income tax	(5,224)	(26)	(7,786)	(83)	(5,195)	(32)	(1,680)	(19)

Net income for continuing operations	42,762	346	26,474	275	24,057	179	12,707	130

Net income (loss) from discontinued operations	-	-	(7,129)	(75)	-	-	-	-

Net income (loss) for the period	42,762	346	19,345	200	24,057	179	12,707	130
Attributable to the owners of the Company	42,448	343	22,577	234	23,979	178	12,804	131
Continuing operations	42,448	343	26,303	273	23,979	178	12,804	131
Discontinued operations	-	-	(3,726)	(39)	-	-	-	-
Attributable to the non-controlling interests	314	3	(3,232)	(34)	78	1	(97)	(1)

Net income (loss) per share to shareholders	30.74	0.25	15.98	0.17	17.38	0.13	9.26	0.09
From continuing operations	30.74	0.25	18.62	0.19	17.38	0.13	9.26	0.09
From discontinued operations	-	-	(2.64)	(0.03)	-	-	-	-

Net income (loss) per ADR to shareholders	768.43	6.21	399.45	4.14	434.40	3.23	231.45	2.36
From continuing operations	768.43	6.21	465.38	4.82	434.40	3.23	231.45	2.36
From discontinued operations	-	-	(65.92)	(0.68)	-	-	-	-

Average outstanding common shares[1]	1,381	1,381	1,413	1,413	1,380	1,380	1,383	1,383.0
Outstanding shares by the end of period[1]	1,380	1,380	1,382	1,382	1,380	1,380	1,382	1,382.0

Note: 1 It includes shares from the Employee stock-based compensation plan, which as of September 30, 2022 and 2021 amounted to 3.9 million common shares.

Pampa Energía ● Earnings release Q3 22 ●	5

2.3	Cash and financial borrowings

As of September 30, 2022, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted

Power generation	566	563	649	649	82	86
Petrochemicals	-	-	-	-	-	-
Holding and others	1	1	-	-	(1)	(1)
Oil and gas	118	118	963	963	846	846
Total under IFRS/Restricted Group	685	681	1,612	1,612	927	931
Affiliates at O/S2	103	103	291	291	188	188
Total with affiliates	788	784	1,904	1,904	1,115	1,119

Note: Financial debt includes accrued interest. 1 It includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost. 2 Under IFRS, the affiliates CTBSA, Transener and TGS are not consolidated in Pampa.

Debt transactions

Pampa’s financial debt at the consolidated level under IFRS slightly increased to US$1,612 million as of September 30, 2022 (+12% vs. the end of 2021). However, net debt only increased by 7%, reaching US$927 million. The average interest rate for US$-bearing indebtedness was 8.3%, in which 84.5% of the Company’s gross debt is denominated, mainly at a fixed rate. AR$ indebtedness’s average interest rate was 65.1%. Pampa’s consolidated financial debt averaged 3.7 years.

The chart below shows the principal maturity profile, net of repurchases, in US$ million by the end of Q3 22:

Note: It only considers Pampa consolidated under IFRS; it does not include affiliates TGS, Transener, and CTBSA.

In Q3 22, Pampa exchanged US$407.1 million FV of 2023 Notes for US$122.1 million in cash and issued 2026 Notes for US$292.8 million FV at a 9.5% interest rate, amortizing in three consecutive annual installments from December 2024. Moreover, Pampa issued Series XI CB for AR$21,655 million at Badlar Privada variable interest rate plus 0%, maturing in 18 months, and took net borrowings for AR$7,080 million and imports pre-financing loan for US$6.8 million.

Regarding our affiliates, in Q3 22, CTBSA issued Series VIII CB for AR$4,236 million at a Badlar Privada variable interest rate plus 1%, maturing in 18 months and paid US$6 million of the syndicated loan. Moreover, TGS undertook short-term bank loans for US$8 million and imports pre-financing loan for US$1 million, while Transener paid loans for AR$83 million. After the closing of Q3 22, CTBSA paid US$2 million of the syndicated loan, TGS undertook net imports pre-financing loan for US$0.9 million, and Transener settled borrowings for AR$28 million.

As of this Earnings release issuance, the Company complies with the covenants established in its debt agreements.

Pampa Energía ● Earnings release Q3 22 ●	6

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount net of repurchases	Coupon
In US$
Pampa	CB Series T at discount & fixed rate[2]	2023	500	93	7.375%
	CB Series IX at par & fixed rate	2026	293	179	9.5%
	CB Series I at discount & fixed rate	2027	750	604	7.5%
	CB Series III at discount & fixed rate	2029	300	293	9.125%
TGS[1]	CB at discount at fixed rate	2025	500	470	6.75%

In US$-link
CTEB[1]	CB Series I	2023	43	43	4%
	CB Series IV	2024	96	96	0%
	CB Series VI3	2025	25	25	0%

In AR$
Pampa	CB Series VIII (Green Bond)	2023	3,107	3,107	Badlar Privada +2%
	CB Series XI	2024	21,655	21,655	Badlar Privada +0%
CTEB[1]	CB Series VII[3]	2023	1,754	1,754	Badlar Privada +2.98%
	CB Series VIII[3]	2024	4,236	4,236	Badlar Privada +1%

In UVA
CTEB[1]	CB Series II	2024	65	65	4%

Note: 1 According to IFRS, affiliates are not consolidated in Pampa’s FS. 2 Net amount after the exchange. 3 CB secured by YPF and Pampa, subject to suspensive and resolutory conditions.

Credit rating

The following table shows the Pampa Group’s ratings:

Company	Agency	Rating
		Global	Local
Pampa	S&P	b-[1]	na
	Moody's	Caa3	na
	FitchRatings[2]	B-	AA (long-term) A1+ (short-term)
TGS	S&P	CCC+	na
	Moody's	Caa3	na
Transener	FitchRatings[2]	na	A+ (long-term)
CTEB	FitchRatings[2]	na	A+

Note: 1 Stand-alone. 2 Local ratings issued by FIX SCR

Pampa Energía ● Earnings release Q3 22 ●	7

3.	Analysis of the Q3 22 results

Breakdown by segment Figures in US$ million	Q3 22			Q3 21			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Power generation	169	89	119	173	126	74	-2%	-29%	+62%
Oil and Gas	189	117	5	148	104	32	+28%	+13%	-84%
Petrochemicals	179	19	19	144	7	6	+24%	+172%	+217%
Holding and Others	4	21	35	4	24	19	-	-15%	+84%
Eliminations	(34)	-	-	(34)	-	-	-	NA	NA

Total continuing operations	507	246	178	435	261	131	+17%	-5%	+36%

Note: Net income attributable to the Company’s shareholders.

3.1	Reconciliation of consolidated adjusted EBITDA
Reconciliation of adjusted EBITDA, in US$ million	Nine-month period		Third quarter
	2022	2021	2022	2021
Consolidated operating income	481	473	212	210
Consolidated depreciations and amortizations	160	147	54	56
EBITDA	641	620	266	266

Adjustments from generation segment	(25)	21	(36)	7
Deletion of equity income	(67)	(32)	(33)	(18)
Deletion of PPE's impairment	-	2	-	-
Deletion of provision recovery of PEPE IV bond	-	(13)	-	-
Deletion of gain from commercial interests	(17)	(20)	(11)	(8)
Deletion of provision in outages	6	8	-	-
Deletion of PPE activation in operating expenses	16	8	5	8
Greenwind's EBITDA adjusted by ownership	7	8	1	3
CTBSA's EBITDA adjusted by ownership	31	59	2	21
Adjustments from oil and gas segment	27	12	(2)	(0)
Deletion of PPE & inventories' impairment	29	-	-	-
Deletion of gain from commercial interests	(2)	(2)	(2)	(0)
Deletion of provision for environmental remediation	-	14	-	-
Adjustments from petrochemicals segment	(0)	(0)	(0)	(0)
Deletion of gain from commercial interests	(0)	(0)	(0)	(0)
Adjustments from holding & others segment	81	49	18	(12)
Deletion of equity income	(33)	(53)	(10)	(33)
Deletion of gain from commercial interests	(1)	(0)	(0)	(0)
Deletion of contigencies provision	-	12	-	(1)
Deletion of executive compensation liabilities' reversal	-	(7)	-	(7)
Deletion of intangible assets' impairment	5	-	(1)	-
TGS's EBITDA adjusted by ownership	97	84	26	25
Transener's EBITDA adjusted by ownership	12	12	3	4

Consolidated adjusted EBITDA, continuing op.	724	701	246	261
At our ownership	723	700	246	261

Pampa Energía ● Earnings release Q3 22 ●	8

3.2	Analysis of the power generation segment
Power generation segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2022	2021	∆%	2022	2021	∆%
Sales revenue	500	501	-0%	169	173	-2%
Local market sales	500	501	-0%	169	173	-2%
Foreign market sales	-	-	NA	-	-	NA
Cost of sales	(278)	(266)	+5%	(94)	(95)	-1%

Gross profit	222	235	-6%	75	78	-4%

Selling expenses	(2)	(1)	+100%	(1)	-	NA
Administrative expenses	(29)	(21)	+38%	(10)	(8)	+25%
Other operating income	18	36	-50%	11	10	+10%
Other operating expenses	(3)	(4)	-25%	(1)	(2)	-50%
Impairment of PPE	-	(2)	-100%	-	-	NA
Results for participation in joint businesses	67	32	+109%	33	18	+83%

Operating income	273	275	-1%	107	96	+11%

Finance income	1	3	-67%	-	2	-100%
Finance costs	(47)	(32)	+47%	(20)	(10)	+100%
Other financial results	(11)	13	NA	31	-	NA
Financial results, net	(57)	(16)	+256%	11	(8)	NA

Profit (loss) before tax	216	259	-17%	118	88	+34%

Income tax	(15)	(70)	-79%	2	(15)	NA

Net income (loss) for the period	201	189	+6%	120	73	+64%
Attributable to owners of the Company	198	187	+6%	119	74	+62%
Attributable to non-controlling interests	3	2	+50%	1	(1)	NA

Adjusted EBITDA	309	362	-14%	89	126	-29%
Adjusted EBITDA at our share ownership	308	361	-15%	89	127	-30%

Increases in PPE	99	7	NA	69	2	NA
Depreciation and amortization	61	66	-8%	18	23	-22%

In Q3 22, the slight decrease in power generation sales is mainly explained by the PPA maturity at CTLL’s ST and CTP, which are currently remunerated as legacy energy from November 1, 2021, and July 15, 2021, respectively. Moreover, it also affected CTLL’s GT05 outage between July and half of August 2022 and the lower power dispatch at Genelba Plus’s combined cycle due to a lack of gas for generation.

The effects above were partially offset by higher prices and volumes sold under legacy energy[4], which showed resilience despite being remunerated in Argentine Pesos and facing nominal depreciation. Therefore, the power capacity remuneration was US$4.5 thousand/MW-month for our thermal legacy units (+25% vs. Q3 21) and US$2.1 thousand/MW-month for our hydros (+4% vs. Q3 21). Legacy energy comprises 74% of the 4,970 MW operated by Pampa[5], but it represented only 30% of the segment’s sales in Q3 22. Moreover, we recorded higher sales under Energía Plus due to better prices and demand compared to Q3 21’s CTGEBA and CTG plus units outages, plus full consolidation of PEMC since August 12, 2022[6].

In operating terms, in Q3 22, the power generation operated by Pampa decreased by 17% vs. Q3 21, mainly because of lower gas availability during the winter, which affected CTGEBA and CTEB (-815 GWh). Also, technical outages occurred in some units of CTLL, wind farms and CTG (-129 GWh). However, these effects were partially offset by the higher dispatch with liquid fuel at CPB, CTPP and CTIW (+171 GWh), and higher water input at HPPL and HINISA (+35 GWh).

[4] 30% remuneration increase and permanent elimination of utilization factor as of Feb-22, plus an additional 10% increase in Jun-22.

[5] Under IFRS, CTEB (567 MW) is an affiliate and its result is not consolidated in the FS, but it is operated by Pampa and its EBITDA at our equity stake is included in Pampa’s adjusted EBITDA.

[6] For more information, see section 1.1 of this Earnings release

Pampa Energía ● Earnings release Q3 22 ●	9

The power generation units operated by Pampa reached an improved availability rate of 96.1% in Q3 22, recording 112 basis points higher year-on-year (95.0% in Q3 21), mainly due to last year’s forced unavailabilities at HINISA and at CTGEBA and CTG plus units. CTLL’s out-of-service and programmed maintenance partially offset the abovementioned effects in Q3 22. However, thermal units recorded a slight decrease in availability, reaching 95.9% in Q3 22 (-17 basis points vs. 96.1% in Q3 21).

Power generation's key performance indicators	2022				2021				Variation
	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total
Installed capacity (MW)	938	206	3,826	4,970	938	206	3,826	4,970	-	-	-	-
New capacity (%)	-	100%	28%	26%	-	100%	47%	41%	-	-	-20%	-15%
Market share (%)	2.2%	0.5%	8.9%	11.6%	2.2%	0.5%	9.0%	11.7%	-0%	-0%	-0%	-0%

Nine-month period
Net generation (GWh)	888	655	11,594	13,136	923	642	11,197	12,763	-4%	+2%	+4%	+3%
Volume sold (GWh)	888	673	12,437	13,999	923	667	11,841	13,431	-4%	+1%	+5%	+4%

Average price (US$/MWh)	27	70	42	42	24	70	49	48	+13%	-0%	-15%	-13%
Average gross margin (US$/MWh)	8	57	25	25	7	59	32	32	+22%	-2%	-24%	-21%

Third quarter
Net generation (GWh)	292	212	3,263	3,767	262	236	4,015	4,512	+12%	-10%	-19%	-17%
Volume sold (GWh)	292	218	3,532	4,042	262	244	4,259	4,765	+11%	-11%	-17%	-15%

Average price (US$/MWh)	25	71	44	44	25	70	47	47	+1%	+2%	-7%	-6%
Average gross margin (US$/MWh)	5	55	24	24	0	59	31	31	na	-6%	-24%	-22%

Note: Gross margin before amortization and depreciation. It includes CTEB and PEMC, operated by Pampa (50% equity stake). Since August 12, 2022, PEMC has been fully-owned and consolidated in FS.

In Q3 22, net operating costs, excluding depreciation and amortizations, increased by 7% vs. Q3 21, mainly explained by CTLL’s repair expenses and higher payroll, by which inflation outpaced the AR$ devaluation. These effects were partially offset by lower energy purchases to cover Plus contracts because technical issues affected Plus units in Q3 21.

The Q3 22 financial results posted a net gain of US$11 million, US$20 million more than the US$8 million net loss in Q3 21, mainly explained by higher gains from holding financial securities, partially offset by higher losses from devaluation over AR$-trade receivables and financial interests due to increased debt in AR$ and the full consolidation in FS of PEMC.

In Q3 22, our power generation’s adjusted EBITDA recorded US$89 million (-29% vs. Q3 21), mainly explained by the end of PPAs at CTLL’s ST, CTP and CTEB and, to a lower extent, the technical outages and the US$ increase in labor expenses. Said variation was partially offset by the rise in legacy energy and Energía Plus sales, the consolidation of PEMC and decreased volume in energy purchases. In addition, the EBITDA considers our proportional 50% stake in CTEB (CTBSA) (US$2 million in Q3 22 vs. US$21 million in Q3 21), and a 50% stake in PEMC (Greenwind) (US$1 million in Q3 22 vs. US$3 million in Q3 21)[7]. The adjusted EBITDA excludes the PPE impairments charged as operating expenses and the recognition of commercial interests from delayed receivables, mostly from CAMMESA.

Finally, capital expenditures, excluding CTEB, recorded US$69 million in Q3 22 while, in Q3 21, they were US$2 million, mainly due to PEPE III’s expansion project.

[7] It considers Greenwind as an affiliate until August 11, 2022. For more information, see section 1.1 of this Earnings release.

Pampa Energía ● Earnings release Q3 22 ●	10

Project	MW	Marketing	Currency	Awarded price			Estimated capex in US$ million[1]		Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh	Budget	% Executed @9/30/22
Thermal
Loma de la Lata	15	SE Res. No. 238/22	AR$	498,069 - 788,609(2)	597	1,478	22	91%	August 3, 2021
Closing to CCGT Ensenada	280	PPA for 10 years	US$	23,962	10.5	43	242	90%	Q4 2022 (est.)

Renewable
Pampa Energía III	81	MAT ER	US$	na	na	58(3)	128	54%	Q1 2023 (est.)

Note: 1 Amounts without value-added tax. 2 It considers the HMRT additional remuneration. 3 Estimated average.

3.3	Analysis of the oil and gas segment
Oil & gas segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2022	2021	∆%	2022	2021	∆%
Sales revenue	491	334	+47%	189	148	+28%
Local market sales	379	305	+24%	163	131	+24%
Foreign market sales	112	29	+286%	26	17	+55%
Cost of sales	(270)	(200)	+35%	(107)	(85)	+26%

Gross profit	221	134	+65%	82	63	+30%

Selling expenses	(27)	(8)	+238%	(6)	(3)	+100%
Administrative expenses	(44)	(32)	+38%	(16)	(12)	+33%
Other operating income	55	52	+6%	31	29	+7%
Other operating expenses	(22)	(26)	-15%	(6)	(6)	-
Impairment of financial assets	(1)	(1)	-	-	-	NA
Impairment of PPE and inventories	(29)	-	NA	-	-	NA

Operating income (loss)	153	119	+29%	85	71	+20%

Finance income	2	2	-	1	-	NA
Finance costs	(83)	(86)	-3%	(40)	(24)	+67%
Other financial results	(19)	(6)	+217%	(14)	(3)	NA
Financial results, net	(100)	(90)	+11%	(53)	(27)	+96%

Profit (loss) before tax	53	29	+83%	32	44	-27%

Income tax	-	(2)	-100%	(27)	(12)	+125%

Net income (loss) for the period	53	27	+96%	5	32	-84%

Adjusted EBITDA	275	210	+31%	117	104	+13%

Increases in PPE and right-of-use assets	209	144	+45%	61	62	-2%
Depreciation and amortization	95	79	+20%	34	33	+3%

In Q3 22, the oil and gas segment’s sales grew 28% vs. Q3 21, mainly because of the increased gas production driven by Plan Gas.Ar and spot exports to Chile even during the winter season, in addition to higher domestic oil sales and rising export prices.

In operating terms, in Q3 22, total production reached 68.5 kboe/day (+19% vs. Q3 21 and +6% vs. Q2 22). Gas production reached new record highs, with 10.7 million m3/day output (+20% vs. Q3 21 and +6% vs. Q2 22), mainly explained by the higher delivery volumes under Plan Gas.Ar and exports to Chile. Analyzing by block, significant production growth was recorded again at El Mangrullo, reaching 8.1 million m3/day (+31% vs. Q3 21 and 11% vs. Q2 22), comprising 76% of our total gas output. However, this increase was partially offset by lower activity and the natural depletion at Rincón del Mangrullo (0.3 million m3/day, -39% vs. Q3 21 and -15% vs. Q2 22).

Pampa Energía ● Earnings release Q3 22 ●	11

Our gas price was US$4.8/MBTU in Q3 22 (+9% vs. Q3 21 and Q2 22), mainly because export prices were higher than the domestic market, and solid industrial demand led by limited local gas availability.

In Q3 22, our gas deliveries were allocated as follows: 60% to retail due to the priority under Plan Gas.Ar in the winter period, 18% as raw material to our thermal power units[8] and petchem plants, 16% to the industrial/spot market, 5% was exported, and the small rest was sold to CAMMESA. In Q3 21, 52% of our gas deliveries supplied the retail segment, 24% was sold to the industrial/spot market, 23% was fired at our thermal and petrochemicals plants, and the rest was sold directly to CAMMESA and exports.

Oil production reached 5.5 kbbl/day in Q3 22 (+14% vs. Q3 21 and +8% vs. Q2 22), mainly explained by the rise in domestic demand, offset by lower exports. Production increased at El Tordillo, Los Blancos and Gobernador Ayala (+0.7 kbbl/day vs. Q3 21). Moreover, 80% of the volume sold in Q3 22 was placed in the domestic market (vs. 55% in Q3 21). Our average oil price in Q3 22 increased by 14% year-on-year, reaching US$70.2/barrel, mainly explained by the rise of Brent and local prices.

By the end of Q3 22, we accounted for 887 productive wells vs. 884 as of December 31, 2021.

Oil and gas' key performance indicators	2022			2021			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
Nine-month period
Volume
Production
In thousand m3/day	0.8	9,919		0.7	7,673		+15%	+29%	+28%
In million cubic feet/day		350			271
In thousand boe/day	5.2	58.4	63.6	4.5	45.2	49.7
Sales
In thousand m3/day	0.8	10,002		0.7	7,839		+15%	+28%	+26%
In million cubic feet/day		353			277
In thousand boe/day	5.3	58.9	64.1	4.6	46.1	50.7

Average Price
In US$/bbl	70.5			58.9			+20%	+13%
In US$/MBTU		4.3			3.8

Third quarter
Volume
Production
In thousand m3/day	0.9	10,705		0.8	8,940		+14%	+20%	+19%
In million cubic feet/day		378			316
In thousand boe/day	5.5	63.0	68.5	4.8	52.6	57.4
Sales
In thousand m3/day	0.9	10,781		0.9	9,245		-0%	+17%	+15%
In million cubic feet/day		381			326
In thousand boe/day	5.9	63.5	69.4	5.9	54.4	60.4

Average Price
In US$/bbl	70.2			61.6			+14%	+9%
In US$/MBTU		4.8			4.4

Note: Net production in Argentina. Gas volume is standardized at 9,300 kilocalories (kCal).

Net operating costs in Q3 22, excluding depreciation, amortization, and Plan Gas.Ar’s compensation, grew 38% vs. Q3 21, mainly because of increasing expenses related to the higher activity (treatment, maintenance, and transportation), more royalties, levies and taxes from higher volume and price sold, as well as increased costs in labor and exported gas transportation. Compared with Q2 22, net operating expenses increased by 20% due to the growing gas activity, oil stock consumption, royalties and labor costs, partially offset by lower transportation costs for exported gas. Lifting cost reached US$6.6/boe produced in Q3 22 (+22% vs. Q3 21 and +7% vs. Q2 22).

[8] Energía Plus and SEE Res. No. 287/17.

Pampa Energía ● Earnings release Q3 22 ●	12

In Q3 22, the losses from financial results doubled in comparison with Q3 21, posting a net loss of US$54 million, mainly due to the increased interests from the higher stock of AR$-debt and higher losses from devaluation over AR$-trade receivables, partially offset by gains from holding financial securities.

Our oil and gas adjusted EBITDA amounted to US$117 million in Q3 22 (+13% vs. Q3 21), mainly explained by the increased deliveries under Plan Gas.Ar, gas exports to Chile and better oil production and prices. These effects were partially offset by higher expenses related to the growing activity and gas exports, and the US$ increase in payroll.

Finally, the segment’s capital expenditures amounted to US$61 million in Q3 22, similar to Q3 21, mainly explained by the output commitments under Plan Gas.Ar.

3.4	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2022	2021	∆%	2022	2021	∆%
Sales revenue	463	346	+34%	179	144	+24%
Local market sales	308	215	+43%	124	85	+46%
Foreign market sales	155	131	+18%	55	59	-7%
Cost of sales	(405)	(294)	+38%	(155)	(134)	+16%

Gross profit	58	52	+12%	24	10	+140%

Selling expenses	(12)	(9)	+33%	(4)	(3)	+33%
Administrative expenses	(4)	(3)	+33%	(2)	(1)	+100%
Other operating income	-	1	-100%	-	1	-100%
Other operating expenses	(2)	(2)	-	(1)	-	NA

Operating income (loss)	40	39	+3%	17	7	+143%

Finance costs	(2)	(2)	-	(1)	(1)	-
Other financial results	5	(2)	NA	5	1	NA
Financial results, net	3	(4)	NA	4	-	NA

Profit (loss) before tax	43	35	+23%	21	7	+200%

Income tax	(5)	(11)	-55%	(2)	(1)	+100%

Net income (loss) for the period	38	24	+58%	19	6	+217%

Adjusted EBITDA	44	41	+7%	19	7	+172%

Increases in PPE	5	5	-	3	1	+200%
Depreciation and amortization	4	2	+100%	2	-	NA

The petrochemicals segment’s adjusted EBITDA reached US$19 million in Q3 22 (+US$12 million vs. Q3 21), mainly explained by the higher prices in reforming products and increased deliveries of octane bases in the domestic market. However, these effects were partially offset by the higher cost of raw materials (driven by international reference prices) and, to a lesser extent, the increase in the gas per unit cost due to winter and labor expenses. Quarter-on-quarter, there was no change in the adjusted EBITDA because the higher domestic volume sold of octane bases was offset by a drop in the styrene’s margin.

Total volume sold decreased by 7% vs. Q3 21, mainly explained by the lesser reforming exports (during Q3 21, gasoline that had been in stock was shipped), lower polystyrene exports due to decreased margins, and a drop in SBR demand, explained by a conflict in the tire market. However, the variation was partially offset by the rise in local demand for styrene, polystyrene and octane bases (associated with the recovery in gasoline consumption).

Pampa Energía ● Earnings release Q3 22 ●	13

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming
Nine-month period
Volume sold 9M22 (thousand ton)	84	36	182	302
Volume sold 9M21 (thousand ton)	82	38	183	303
Variation 9M22 vs. 9M21	+3%	-6%	-1%	-1%

Average price 9M22 (US$/ton)	2,148	2,317	1,097	1,535
Average price 9M21 (US$/ton)	1,751	1,914	706	1,140
Variation 9M22 vs. 9M21	+23%	+21%	+55%	+35%

Third quarter
Volume sold Q3 22 (thousand ton)	28	13	79	120
Volume sold Q3 21 (thousand ton)	29	14	86	129
Variation Q3 22 vs. Q3 21	-2%	-9%	-8%	-7%

Average price Q3 22 (US$/ton)	2,232	2,541	1,067	1,496
Average price Q3 21 (US$/ton)	1,767	2,252	717	1,118
Variation Q3 22 vs. Q3 21	+26%	+13%	+49%	+34%

Note: 1 Includes Propylene.

In Q3 22, financial results improved by US$4 million year-on-year, recording a net profit of US$4 million. The variation is mainly explained by higher gains from holding financial securities and in the passive AR$ monetary position due to devaluation.

Capital expenditures reached US$3 million in Q3 22 against US$1 million in Q3 21.

Pampa Energía ● Earnings release Q3 22 ●	14

3.5	Analysis of the holding and others segment
Holding and others segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2022	2021	∆%	2022	2021	∆%
Sales revenue	16	15	+7%	4	4	-
Local market sales	16	15	+7%	4	4	-
Foreign market sales	-	-	NA	-	-	NA

Gross profit	16	15	+7%	4	4	-

Administrative expenses	(24)	(11)	+118%	(10)	(2)	NA
Other operating income	6	3	+100%	1	2	-50%
Other operating expenses	(6)	(18)	-67%	(2)	-	NA
Impairment of financial assets	(4)	(2)	+100%	(1)	(1)	-
Impairment of intangible assets	(5)	-	NA	1	-	NA
Results for participation in joint businesses	33	53	-38%	10	33	-70%

Operating income (loss)	16	40	-60%	3	36	-92%

Finance income	8	2	+300%	2	2	-
Finance costs	(21)	(31)	-32%	(11)	(30)	-63%
Other financial results	58	24	+142%	46	2	NA
Financial results, net	45	(5)	NA	37	(26)	NA

Profit (loss) before tax	61	35	+74%	40	10	+300%

Income tax	(6)	-	NA	(5)	9	NA

Net income for the period	55	35	+57%	35	19	+84%

Adjusted EBITDA	97	89	+9%	21	24	-15%

Increases in PPE and intangible assets	3	2	+36%	1	1	-
Depreciation and amortization	-	-	NA	-	-	NA

The holding and others segment, without considering the affiliates’ equity income (Transener and TGS), posted a US$7 million operating loss, while in Q3 21, it was a US$3 million profit, mainly explained by the gain from the executive compensation resetting in Q3 21, added to higher contingencies provisions in Q3 22. However, the variation was partially offset by lower fees to third parties.

In Q3 22, financial results reached a net gain of US$37 million, while in Q3 21, it was a net loss of US$26 million. The improvement is because of higher profit from devaluation over AR$-denominated tax debt and lower tax interests.

The adjusted EBITDA of our holding and others segment decreased by 15%, recording US$21 million in Q3 22. The adjusted EBITDA excludes the equity income from our participation in TGS and Transener. In turn, it adds the EBITDA adjusted by equity ownership in these businesses.

The EBITDA adjusted by our direct and indirect ownership of 29.3% and 29.0% in TGS were US$26 million (US$88 million at 100%) in Q3 22 vs. US$25 million (US$87 million at 100%) in Q3 21. The slight growth in the total adjusted EBITDA was mainly due to rising ethane prices, propane exports (driven by international prices), and midstream revenues in Vaca Muerta. However, these effects were partially offset by lower regulated income. Though tariffs were increased by 60% in March 2022, they failed to offset the inflation and AR$ devaluation. In addition, they were also offset by the higher US$ unit cost of gas, which is used to replace thermal reduction at Cerri Complex Plant (offset by a lower gas consumption), and a decrease in ethane deliveries to Dow Chemical because of the programmed overhauls in PBB Polisur.

In Transener, the EBITDA adjusted by our indirect stake ownership of 26.3% amounted to US$3 million in Q3 22 (US$12 million at 100%) vs. US$4 million in Q3 21 (US$15 million at 100%), mainly due to the tariff update in February 2022 (67% and 69% for Transener and Transba, respectively) was not able to offset the inflation and AR$ devaluation.

Pampa Energía ● Earnings release Q3 22 ●	15

3.6	Analysis of the nine-month period, by subsidiary and segment
Subsidiary In US$ million	Nine-month period 2022				Nine-month period 2021
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	3	(0)	2	61.0%	3	(5)	3
Los Nihuiles	52.0%	1	(0)	4	52.0%	(2)	(7)	2

Greenwind[4]		13	-	2		17	77	(4)
Non-controlling stake adjustment		(7)	-	(1)		(8)	(39)	2
Subtotal Greenwind adjusted by ownership	50.0%	7	-	1	50.0%	8	39	(2)

CTBSA		63	241	86		117	200	67
Non-controlling stake adjustment		(31)	(120)	(43)		(59)	(100)	(33)
Subtotal CTBSA adjusted by ownership	50.0%	31	120	43	50.0%	59	100	33

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	268	82	149	100%	293	129	151
Subtotal power generation		309	203	198		362	255	187

Oil & gas segment
Pampa Energía	100.0%	275	846	53	100.0%	210	852	27
Subtotal oil & gas		275	846	53		210	852	27

Petrochemicals segment
Pampa Energía	100.0%	44	-	38	100.0%	41	-	24
Subtotal petrochemicals		44	-	38		41	-	24

Holding & others segment
Transener		47	(29)	15		46	(22)	(10)
Non-controlling stake adjustment		(35)	21	(11)		(34)	16	7
Subtotal Transener adjusted by ownership	26.3%	12	(8)	4	26.3%	12	(6)	(3)

TGS		332	257	156		292	366	130
Non-controlling stake adjustment		(235)	(182)	(110)		(208)	(260)	(93)
Subtotal TGS adjusted by ownership	29.3%	97	75	46	29.0%	84	106	38

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	(13)	(1)	5	100%	(8)	(51)	(0)
Subtotal holding & others		97	67	55		89	49	35

Deletions	100%	(1)	(188)	(1)	100%	-	(239)	-
Total consolidated from continuing operations		724	927	343		701	917	273
At our share ownership		723	1,119	343		700	1,161	273

Note: 1 The deletion corresponds to other companies, inter-companies or debt repurchases. 2 Net debt includes holding companies.
3 Attributable to the Company’s shareholders. 4 Consolidated in Pampa’s FS since August 12, 2022.

Pampa Energía ● Earnings release Q3 22 ●	16

3.7	Analysis of the quarter, by subsidiary and segment
Subsidiary In US$ million	Q3 22				Q3 21
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	0	(0)	0	61.0%	0	(5)	1
Los Nihuiles	52.0%	0	(0)	1	52.0%	(2)	(7)	(2)

Greenwind[4]		2	-	1		6	77	1
Non-controlling stake adjustment		(1)	-	(0)		(3)	(39)	(1)
Subtotal Greenwind adjusted by ownership	50.0%	1	-	0	50.0%	3	39	1

CTBSA		4	241	19		43	200	34
Non-controlling stake adjustment		(2)	(120)	(10)		(21)	(100)	(17)
Subtotal CTBSA adjusted by ownership	50.0%	2	120	10	50.0%	21	100	17

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	86	82	108	100%	103	129	58
Subtotal power generation		89	203	119		126	255	74

Oil & gas segment
Pampa Energía	100.0%	117	846	5	100.0%	104	852	32
Subtotal oil & gas		117	846	5		104	852	32

Petrochemicals segment
Pampa Energía	100.0%	19	-	19	100.0%	7	-	6
Subtotal petrochemicals		19	-	19		7	-	6

Holding & others segment
Transener		12	(29)	2		15	(22)	4
Non-controlling stake adjustment		(9)	21	(1)		(11)	16	(3)
Subtotal Transener adjusted by ownership	26.3%	3	(8)	1	26.3%	4	(6)	1

TGS		88	257	37		87	366	50
Non-controlling stake adjustment		(62)	(182)	(26)		(61)	(260)	(35)
Subtotal TGS adjusted by ownership	29.3%	26	75	11	29.0%	25	106	14

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	(8)	(1)	24	100%	(5)	(51)	3
Subtotal holding & others		21	67	35		24	49	19

Deletions	100%	-	(188)	-	100%	-	(239)	-
Total consolidated from continuing operations		246	927	178		261	917	131
At our share ownership		246	1,119	178		261	1,161	131

Note: 1 The deletion corresponds to other companies, inter-companies or debt repurchases. 2 Net debt includes holding companies.
3 Attributable to the Company’s shareholders. 4 Consolidated in Pampa’s FS since August 12, 2022.

Pampa Energía ● Earnings release Q3 22 ●	17

4.	Appendix
4.1	Power generation’s main operational KPIs
Power generation's key performance indicators	Hydroelectric			Wind			Subtotal hydro +wind	Thermal										Total
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2	PEPE3		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	Eco- Energía	CTEB[2]	Subtotal
Installed capacity (MW)	265	388	285	100	53	53	1,144	780	361	30	620	100	100	1,253	14	567	3,826	4,970
New capacity (MW)	-	-	-	100	53	53	206	184	100	-	-	100	100	565	14	-	1,064	1,270
Market share	0.6%	0.9%	0.7%	0.2%	0.1%	0.1%	2.7%	1.8%	0.8%	0.1%	1.4%	0.2%	0.2%	2.9%	0.03%	1.3%	8.9%	11.6%

Nine-month period
Net generation 9M22 (GWh)	257	202	429	290	174	191	1,543	3,889	198	34	822	280	253	5,572	55	490	11,594	13,136
Market share	0.2%	0.2%	0.4%	0.3%	0.2%	0.2%	1.5%	3.8%	0.2%	0.0%	0.8%	0.3%	0.2%	5.4%	0.1%	0.5%	11.3%	12.8%
Sales 9M22 (GWh)	257	203	429	290	193	191	1,562	3,889	369	34	822	280	253	6,182	117	490	12,437	13,999

Net generation 9M21 (GWh)	267	222	434	281	163	198	1,566	3,621	170	31	159	237	224	6,411	59	286	11,197	12,763
Variation 9M22 vs. 9M21	-4%	-9%	-1%	+3%	+7%	-4%	-1%	+7%	+17%	+10%	na	+18%	+13%	-13%	-8%	+71%	+4%	+3%
Sales 9M21 (GWh)	268	221	434	281	187	198	1,590	3,621	335	31	160	237	224	6,826	123	285	11,841	13,431

Avg. price 9M22 (US$/MWh)	28	44	18	69	75	67	45	19	74	48	36	104	92	41	43	na	42	42
Avg. price 9M21 (US$/MWh)	23	38	17	71	72	67	43	33	57	124	96	121	101	35	31	na	49	48
Avg. gross margin 9M22 (US$/MWh)	5	17	6	59	54	58	29	11	28	17	13	83	69	22	19	126	25	25
Avg. gross margin 9M21 (US$/MWh)	(3)	16	8	61	55	58	28	29	10	69	7	98	79	17	10	na	32	32

Third quarter
Net generation Q3 22 (GWh)	95	59	138	94	55	64	504	1,291	16	8	209	97	81	1,489	17	55	3,263	3,767
Market share	0.3%	0.2%	0.4%	0.3%	0.2%	0.2%	1.5%	3.9%	0.0%	0.0%	0.6%	0.3%	0.2%	4.5%	0.1%	0.2%	9.8%	11.3%
Sales Q3 22 (GWh)	95	60	138	94	59	64	510	1,290	77	8	209	97	81	1,678	37	55	3,532	4,042

Net generation Q3 21 (GWh)	84	64	114	105	59	72	497	1,383	29	6	67	72	77	2,255	21	104	4,015	4,512
Variation Q3 22 vs. Q3 21	+13%	-7%	+21%	-10%	-7%	-11%	+1%	-7%	-45%	+27%	na	+36%	+5%	-34%	-20%	-47%	-19%	-17%
Sales Q3 21 (GWh)	84	64	114	105	68	72	507	1,389	74	6	68	72	77	2,427	42	104	4,259	4,765

Avg. price Q3 22 (US$/MWh)	25	42	18	69	80	66	45	17	124	65	47	101	96	51	49	145	44	44
Avg. price Q3 21 (US$/MWh)	21	38	20	72	70	67	47	30	92	87	79	132	99	34	36	na	47	47
Avg. gross margin Q3 22 (US$/MWh)	4	8	5	59	51	54	27	11	33	23	16	80	74	27	22	70	24	24
Avg. gross margin Q3 21 (US$/MWh)	(17)	8	8	63	51	60	28	26	(4)	(31)	(1)	108	73	18	9	na	31	31

Note: Gross margin before amortization and depreciation 1 Fully owned by Pampa since August 12, 2022. Before, it was operated by Pampa with a 50% of equity stake. 2 Operated by Pampa (50% equity stake)

Pampa Energía ● Earnings release Q3 22 ●	18

4.2	Oil and gas production in the main areas

Note: Production in Argentina 1 It does not include shale formation. 2 It includes La Tapera – Puesto Quiroga block. 3 From gas fields.

5.	Glossary of terms
Term	Definition
9M 22 - 9M 21	First nine months of 2022/First nine months of 2021
ADR/ADS	American Depositary Receipt
AR$	Argentine Pesos
Bbl	Barrel
Boe	Barrels of oil equivalent
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.(Argentina Wholesale Electricity Market Clearing Company)
CB	Corporate Bonds
CC	Combined Cycle
CPB	Piedra Buena Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
ENRE	Ente Nacional Regulador de la Electricidad
FS	Financial Statements
FV	Face value

Pampa Energía ● Earnings release Q3 22 ●	19

Greenwind	Greenwind S.A.
GT	Gas turbine
GWh	Gigawatt-hour
HIDISA	Diamante Hydro Power Plant
HINISA	Los Nihuiles Hydro Power Plant
HMRT	Horas de Alto Requerimiento Térmico del Mes (Hours of the month with high thermal demand)
HPPL	Pichi Picún Leufú Hydro Power Plant
IFRS	International Financial Reporting Standards
Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
M3	Cubic meters
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million British Thermal Units
MW/MWh	Megawatt/Megawatt-hour
N.a.	Not applicable
Pampa / The Company	Pampa Energía S.A.
Pampa Group	Pampa Energía S.A. and its subsidiaries
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEPE	Pampa Energía Wind Farm
Plan Gas.Ar	Re-assurance and Strengthening of the Federal Hydrocarbon Production through Self-Supply, Exports, Replacement of Imports and the Expansion of the Transportation System to All the Country's Hydrocarbon Basins Plan (Emergency Executive Order No. 892/20 and supplementary regulations)
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
Q2 22/Q2 21	Second quarter of 2022/ Second quarter of 2021
Q3 22/Q3 21	Third quarter of 2022/Third quarter of 2021
Res.	Resolution/Resolutions
SE	Secretariat of Energy
SEE	Under Secretariat of Electric Energy (former Secretariat of Electric Energy)
ST	Steam tubine
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric ton
ToP	Take or Pay
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
UVA	Unidad de Valor Adquisitivo (Acquisitive Value Units)

Pampa Energía ● Earnings release Q3 22 ●	20